Jon C. Avina +1 650 843 5307 javina@cooley.com	*FOIA Confidential Treatment Request*

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

August 25, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alyssa Wall

Erin Jaskot

Suying Li

Theresa Brillant

Re:	Maplebear Inc.

Amendment No. 6 to Draft Registration Statement on Form S-1

Submitted August 4, 2023

CIK No. 0001579091

Ladies and Gentlemen:

On behalf of Maplebear Inc. (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 17, 2023 with respect to Amendment No. 6 to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on August 4, 2023.

Set forth below is the Company’s response to the Comment, which for your convenience we have incorporated into this response letter.

Due to the commercially sensitive nature of certain information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record, and not be disclosed to any person. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Securities and Exchange Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5307 rather than rely on the U.S. mail for such notice.

Maplebear Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

August 25, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Performance in the Six Months Ended June 30, 2023, page 129

1.

The grant-date fair value of equity table disclosed on page 134 indicates that the fair market value of your RSU decreased from $120.02 in 2021 to $35.72 in the first half of 2023. Please provide us a quantified explanation for the decrease in your RSU fair market value. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations used for your share-based transactions leading up to the IPO and the estimated offering price.

The Company has provided below a quantified analysis for the decrease in the grant date fair value for its restricted stock units (“RSUs”) over the time period specified. The Company has also revised the disclosure on pages 119, 136, and 137 of the Registration Statement.

Historical Fair Value Methodology and Determination

Fair Value Methodology

The estimated fair value per share of the Company’s common stock has historically been determined at each grant date by the board of directors (the “Board”), taking into account contemporaneous independent common stock valuation reports (“Valuation Reports”) from a professional third-party valuation firm commissioned by the Company’s Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately Held Company Equity Securities Issued as Compensation. The Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the Company’s common stock, as described on pages 169 through 171 of the Registration Statement.

At each valuation date, the Company derived the enterprise value using the income or market approach valuation methods, or a combination of both, each as described in further detail on page 170 of the Registration Statement. After determining enterprise value, the Valuation Reports utilized either the option pricing method (“OPM”) or a hybrid of the OPM and the probability-weighted expected return method (“PWERM”) to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock. As described on page 170 of the Registration Statement, the Company also considered the enterprise value or common stock market value implied by any recent sales of common and/or preferred stock (“Secondary Transactions”).

In determining the estimated fair value of the Company’s common stock as of each grant date, the Board also considered that the Company’s common stock is not freely tradable in the public markets. Therefore, the estimated fair value of the Company’s common stock at each valuation date reflects a discount for lack of marketability partially based on the anticipated likelihood and timing of a future liquidity event as well as market volatility. The probability and timing of each potential liquidity event and the weighting of the different valuation methods in the Valuation Reports were based upon discussions between the Board and management team.

Maplebear Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

August 25, 2023

Summary of Historical Fair Value Determinations

The results of the Valuation Reports covering the period from January 1, 2021 through the date of this letter (the “Review Period”) are summarized in the table below.

Date of Valuation Report	Fair Value per Share
December 31, 2020	$47.69
February 28, 2021	$116.16
May 31, 2021	$117.84
August 31, 2021	$122.38
November 30, 2021	$121.50
February 28, 2022	$76.74
May 31, 2022	$44.78
August 31, 2022	$38.37
November 30, 2022	$30.18
February 28, 2023	$35.58
May 31, 2023	$35.81

To facilitate the Staff’s review, the table below contains a complete list of all shares of common stock underlying equity awards granted during the Review Period, which awards consist of RSUs and shares of restricted stock (“Restricted Stock”), as well as the underlying common stock grant date fair value per share used for financial reporting purposes. The equity awards granted during the Review Period are each subject to service-based and/or market-based vesting conditions, which have been satisfied for certain of the awards as of the date hereof, as well as a liquidity event-based vesting condition, which will be satisfied upon the effectiveness of the Registration Statement. As a result, the Company has not recognized any stock-based compensation expense in connection with the satisfaction of service-based and/or market-based vesting conditions for these equity awards through the date hereof. The Company will not recognize any stock-based compensation expense in respect of these awards until the liquidity event-based vesting condition has been satisfied, which will occur upon the effectiveness of the Registration Statement, upon which time the Company will record stock-based compensation expense for awards that have satisfied the service-based vesting condition using an accelerated attribution method over the requisite service period, as disclosed on pages 169 and F-26 of the Registration Statement.

Maplebear Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

August 25, 2023

Grant Date	Shares of Common Stock Underlying Awards Granted		Grant Date Fair Value Per Share(1)(2)
January 27, 2021	1,572,768		$79.02
January 27, 2021	450,000	(3)	$79.02
April 28, 2021	6,367,036		$117.24
June 18, 2021	1,216,205		$117.84
July 1, 2021	253,680		$119.37
July 3, 2021	480,000		$119.47
July 16, 2021	1,516,825		$120.11
August 2, 2021	2,413,538		$120.95
August 2, 2021	800,000		$104.98	(4)
August 16, 2021	729,088		$121.64
September 16, 2021	733,080		$122.38
October 15, 2021	665,800		$121.94
November 14, 2021	1,119,512		$121.65
December 15, 2021	386,304		$121.50
January 15, 2022	415,916		$98.62
February 17, 2022	610,864		$82.21
April 16, 2022	8,669,554		$60.41
May 4, 2022	1,089,514		$54.16
June 17, 2022	935,147		$44.78
July 21, 2022	1,904,046		$41.23
August 15, 2022	848,227		$39.48
October 8, 2022	3,893,539		$34.95
October 24, 2022	3,856,007		$33.51
December 7, 2022	431,839		$30.18
December 7, 2022	2,520,000		$21.36	(5)
February 17, 2023	66,264		$34.92
March 14, 2023	1,181,239		$35.58
May 1, 2023	6,940,800		$35.74
June 1, 2023	605,342		$35.81
July 10, 2023	662,875		$35.81	(6)
August 16, 2023	661,800		$35.81	(6)

(1)

The Company measures the fair value of RSUs and Restricted Stock based on the grant date fair value of the underlying common stock and applies linear interpolation for awards granted between valuation dates, where appropriate. The Company believes that this straight-line methodology, when applied, provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.

(2)

Certain of these awards have been modified, cancelled, and/or replaced since their original grant dates, and as a result, the Company remeasured the fair value for the affected awards as of the modification, cancellation, and/or replacement dates, as disclosed on pages F-54 through F-57 of the Registration Statement. The fair value per share in the table above represents the original grant date fair value and does not reflect the aforementioned modifications.

Maplebear Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

August 25, 2023

(3)	The equity award granted on this date was for restricted stock subject to service-based and liquidity event-based vesting conditions.
(4)

The grant date fair value per share for these awards was determined using a Monte Carlo valuation model due to the existence of certain market-based vesting conditions under the terms of these awards, as disclosed on pages F-26 and F-55 through F-57 of the Registration Statement. The resulting grant date fair value is lower than the contemporaneous valuation for the Company’s common stock of $117.84 per share as the effect of the market-based vesting conditions results in a discount relative to the fair value of an award without a market-based vesting condition.

(5)

The grant date fair value per share for these awards was determined using a Monte Carlo valuation model due to the existence of certain market-based vesting conditions under the terms of these awards, as disclosed on pages F-26 and F-56 through F-57 of the Registration Statement. The resulting grant date fair value is lower than the contemporaneous valuation for the Company’s common stock of $30.18 per share as the effect of the market-based vesting conditions resulted in a discount relative to the fair value of an award without a market-based vesting condition.

(6)

The grant date fair value per share for these awards was derived from an independent common stock valuation report as of May 31, 2023. If the Company completes any subsequent valuations of its common stock, or obtains any other indicators of fair value of its common stock, following the date hereof, the Company intends to reassess the fair value of its common stock for these awards by incorporating all available information to date and linearly interpolate the difference between the valuation report as of May 31, 2023 and the subsequent valuation report or other indicators of fair value.

As detailed below, the decrease in the fair value per share of the Company’s common stock and the related decrease in the grant date fair values of the Company’s equity awards since late 2021 was primarily driven by significant decreases in the enterprise value-to-revenue ratios of comparable companies throughout 2022, with these ratios stabilizing in 2023. These decreases in enterprise value-to-revenue ratios of comparable companies were primarily due to the overall weakening of the equity capital markets in 2022 in light of a rapid and sustained increase in inflation, interest rates, and macroeconomic uncertainty.

Analysis of Valuation Changes in 2021

In February 2021, the Company determined an estimated fair value of its common stock of $116.16 per share, representing an increase of approximately 144% from the prior December 2020 valuation of $47.69 per share. The February 2021 valuation derived the enterprise value using the backsolve OPM valuation method based on the sale price per share of Series I preferred stock of $125.00 (the “Series I Price”), which shares were issued and sold in a private placement in February 2021. The equity value derived from the PWERM was further corroborated by the income approach based on a discounted cash flow model (“DCF”). Management also weighted pending sales of common stock to strategic investors with prices based on the Series I Price. The weighting of these Secondary Transactions was determined based on the factors described on page 170 of the Registration Statement. The increase in valuation was primarily driven by the Series I Price, along with substantial increases in the trading prices of comparable companies.

Maplebear Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

August 25, 2023

The increase was further supported by the initial public offering of DoorDash, Inc. (“DoorDash”)1, which was completed in early December 2020 with an offering price per share of $102.00, with trading prices reaching up to approximately 200% of the initial public offering price per share in February 2021. Additionally, between the December 2020 and February 2021 valuations, management revised its forecasts to future profitability [***].

Following the February 2021 valuation and through the end of 2021, the Company performed additional valuations that yielded estimated fair values per share of the Company’s common stock of $117.84, $122.38, and $121.50. The PWERM was used as the primary valuation and equity allocation method for each of these valuations, with 80% probability weighting assigned to the initial public offering exit scenarios under various timelines. The equity value derived from the PWERM was further corroborated by DCF models under the income approach. The enterprise value-to-revenue ratios for the selected comparable companies ranged from [***]x to [***]x for the May 2021 valuation through November 2021 valuation, based on the third quartile of enterprise value-to-revenue ratios for comparable companies, due in part to the strengthening of the equity capital markets. The resulting valuations were also influenced by, and generally within the price range of, Secondary Transactions that occurred close in time to the valuation dates. In particular, the February 2021 and May 2021 valuations were influenced by secondary sales of shares of common stock consummated in March 2021, the August 2021 valuation was influenced by a pending acquisition and an acquisition consummated by the Company in August 2021 using $125.00 per share as the value of stock consideration issued to the acquired company’s equity holders, and the November 2021 valuation was influenced by secondary sales of shares of preferred stock and common stock consummated in October 2021 and November 2021 and acquisitions consummated by the Company in August 2021 and October 2021 using $125.00 per share as the value of stock consideration issued to the acquired company’s equity holders. The weighting of these Secondary Transactions was determined based on the factors described on page 170 of the Registration Statement.

Analysis of Valuation Changes in 2022

The estimated fair value of the Company’s common stock decreased significantly after the November 2021 valuation, from $121.50 per share in valuation performed in November 2021 down to $76.74 per share in a valuation performed in February 2022, further decreasing to $30.18 per share in a valuation performed in November 2022. The PWERM was used as the primary valuation and equity allocation method for each of the 2022 valuations, with 80% probability weighting assigned to the initial public offering exit scenarios under various timelines. The equity value derived from the PWERM was further corroborated by DCF models under the income approach, in which management forecasts of revenue growth [***].

[1]

While DoorDash initially was not considered a comparable company for purposes of the 2021 valuation reports given the limited trading data available immediately following its initial public offering in December 2020, the performance of the company’s stock price after its initial public offering was considered as a supporting factor when corroborating the increase in the Company’s February 2021 valuation from its December 2020 valuation.

Maplebear Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

August 25, 2023

The continued decrease was primarily due to significant decreases in the Company’s selected revenue multiples (“Revenue Multiples”) derived from its comparable company analyses in the market approach, from [***]x for the November 2021 valuation to [***]x for the November 2022 valuation. The decreases in Revenue Multiples were primarily due to steadily declining enterprise value-to-revenue ratios for the selected comparable companies, decreasing from [***]x in November 2021 to [***]x in November 2022, based on the third quartile of enterprise value-to-revenue ratios for comparable companies. The composition of the comparable companies group remained generally consistent through 2022 (with the addition of DoorDash in the February 2022 valuation2). The specific comparable companies that were leveraged in deriving the Revenue Multiples for the 2022 valuations were updated throughout the year to better align with the Company’s business and growth model based on investor feedback, including closer alignment with other eCommerce platforms. The decreases in enterprise value-to-revenue ratios for the selected comparable companies were primarily due to the overall weakening of the equity capital markets in 2022 in light of a historically rapid increase in inflation, interest rates, and macroeconomic uncertainty. The November 2022 valuation was influenced by Secondary Transactions in close proximity of the valuation date including common stock sales consummated in December 2022. The frequency and pricing of the Secondary Transactions that occurred during 2022 were significantly lower than those in 2021. The weighting of these Secondary Transactions was determined based on the factors described on page 170 of the Registration Statement.

Analysis of Valuation Changes in 2023

For the valuations performed in 2023 to date (February 2023 and May 2023), the estimated fair value of the Company’s common stock increased slightly from the November 2022 valuation, from $30.18 per share in November 2022 to $35.81 per share in May 2023. Consistent with prior valuations, the PWERM was used as the primary valuation and equity allocation method for each of the 2023 valuations, with 80% probability weighting assigned to the initial public offering exit scenarios under various timelines. The equity value derived from the PWERM was further corroborated by DCF models under the income approach.

Revenue Multiples remained reduced slightly compared to November 2022 ([***]x for the February 2023 valuation and [***]x for the May 2023 valuation), as the enterprise value-to-revenue ratios of comparable companies began to stabilize and as the Company continued to refine its positioning in its comparable companies, focusing on other eCommerce platforms due to their similarity to the Company’s business and growth model. While these comparable eCommerce companies had outsized increases in enterprise value-to-revenue ratios between the February 2023 and May 2023 valuations when compared to the rest of the comparable companies group (from 7% to 14% increases in the May 2023 valuation), due in large part to their increased financial results guidance for 2023, a lower Revenue Multiple was selected for the May 2023 valuation as a result of [***]. Although a lower Revenue Multiple was selected for the May 2023 valuation, the price per share of the Company’s common stock increased slightly in part due to an increase in the Company’s cash and cash equivalents between valuations. The resulting valuations were also influenced by Secondary Transactions in close proximity of the valuation dates, including sales of shares of common stock consummated in March 2023 and anticipated sales of shares of preferred stock. The frequency and pricing of the Secondary Transactions that occurred during 2023 were significantly lower than those in 2021 but represented an increase from 2022 in both frequency and pricing. The weighting of these Secondary Transactions was determined based on the factors described on page 170 of the Registration Statement.

[2]	DoorDash was not included in previous valuations given the limited trading data available immediately following its initial public offering in December 2020.

Maplebear Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

August 25, 2023

Preliminary Price Range

The Company supplementally advises the Staff that it currently estimates a preliminary price range of $[***] to $[***] per share of common stock (“Preliminary Price Range”) for its proposed initial public offering (the “IPO”). [***] The Preliminary Price Range was not derived using a formal determination of fair value but was determined, in large part, based on various discussions between the Company and Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, the lead underwriters of the IPO (the “Representatives”), that took place on August 23, 2023 and August 24, 2023. The proposed Preliminary Price Range has been estimated based upon current market conditions, the Company’s financial condition and prospects, and the performance of comparable companies in the Company’s industry. The Preliminary Price Range does not consider any discount for the current lack of marketability for the Company’s common stock and assumes an IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. Prior to August 24, 2023, the Representatives had not provided the Company with a specific estimated price range. The Company supplementally advises the Staff that the Preliminary Price Range is subject to further revision based on market conditions, business developments, and other factors.

The Company confirms to the Staff that, in accordance with Item 501(b)(3) of Regulation S-K and Question 134.04 of the Regulation S-K Compliance and Disclosure Interpretations, the difference between the high and low end of the bona fide price range (“Price Range”) that will be included in an amendment to the Registration Statement that will be filed shortly before the commencement of the Company’s roadshow will be no more than 20%, assuming the maximum price is greater than $10.00 per share. The parameters of the Price Range will be subject to then-current market conditions, continuing discussions with the underwriters, any business developments impacting the Company, and other factors.

The Company believes the primary factors that explain the similarity between the Preliminary Price Range and the fair value of the common stock used for the Company’s most recent equity awards are as follows:

•

The comparable companies and related enterprise value-to-revenue ratios and Revenue Multiples used in deriving the Preliminary Price Range are generally consistent with those used in the Company’s most recent valuations.

•

The lack of recent or contemporaneous initial public offerings over the past 12 months, particularly in the technology sector, suggests a potentially unfavorable market for companies similar to the Company in executing and completing initial public offerings.

*        *        *

Please contact me at (650) 843-5307, Jonie Kondracki at (415) 693-2174, or Milson Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments.

Maplebear Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

August 25, 2023

Sincerely,

Cooley LLP

/s/ Jon C. Avina
Jon C. Avina

cc:	Fidji Simo, Maplebear Inc.

Morgan Fong, Maplebear Inc.

Bradley Libuit, Maplebear Inc.

Hyun Jee Son, Maplebear Inc.

Kelsey Wilcox, Maplebear Inc.

Rachel Proffitt, Cooley LLP

Jonie Kondracki, Cooley LLP

Milson Yu, Cooley LLP

Ian D. Schuman, Latham & Watkins LLP

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP

Maplebear Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.